SEACOR Holdings Inc.
2200 Eller Drive
Fort Lauderdale, Florida 33316

December 18, 2012

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SEACOR Holdings inc.
Request to Withdraw Registration Statement on Form 10
Filed on December 17, 2012
File No. 001-12289

Ladies and Gentlemen:
          SEACOR Holdings Inc. (the “Company”) hereby respectfully requests withdrawal of the Registration Statement on Form 10, filed with the Commission on December 17, 2012, together with all exhibits thereto, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter. The Registration Statement relates to the registration of the common stock of the Company's wholly-owned subsidiary, Era Group Inc. (“Era Group”), under Section 12(b) of the Securities Exchange Act of 1934 in connection with the previously announced spin-off of Era Group to the Company's stockholders. The Company is requesting withdrawal of the Registration Statement because the filing was incorrectly made using the Company's EDGAR codes instead of the EDGAR codes of Era Group. Era Group has properly re-filed the Registration Statement using its EDGAR codes.
     If you have any questions with respect to this request, please call Rod Miller, Esq. of Milbank, Tweed, Hadley & McCloy LLP, counsel to the Registrant at (212) 530-5022.

Sincerely,

SEACOR Holdings Inc.

By:	/s/ Paul L. Robinson

Name:	Paul L. Robinson
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Rod Miller, Esq.
Milbank, Tweed, Hadley & McCloy LLP